Exhibit 12.1

Alpha Natural Resources, Inc
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Twelve Months Ended
	December 31,
	2008	2007
Earnings:
Income from continuing operations before income taxes and minority interest	$200,484	$39,185
Adjustments:
Fixed charges	57,470	43,898
Loss from equity investees	574	1,352
Amortization of capitalize interest	184	105
Capitalized interest	(772)	(1,038)
	$257,940	$83,502

Fixed Charges:
Interest expense	$40,398	$40,366
Loss on early extinguishment of debt	14,702	-
Portion of rental expense representative of interest	1,598	2,494
Capitalized interest	772	1,038
	$57,470	$43,898

Ratio of earnings to fixed charges	4.49	1.90